Exhibit 5.1

JOSEPH I, EMAS

ATTORNEY AT LAW

1224 Washington Avenue

Miami Beach, Florida 33139

(305) 531-1174

March 27, 2008

EMAIL

Rotenberg & Co. LLP

1870 Winton Road South,

Suite 200

Rochester, NY 14618-9889

Re:	Sustainable Maritime Industries, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

The Company has requested me to furnish you with certain information in connection with your examination of the accounts of the Company as of December 31, 2007 and in the filing of amendment of the registration statement of Form S-3.

My engagement has been limited to specific matters as to which. I was consulted by the Company.

Subject to the foregoing and to the last paragraph of this letter, I advise you that since December 31, 2007, I have not been engaged to give substantive attention to, or to represent the Company in connection with, any material loss contingencies coming within the scope of clause (a) of Paragraph 5 of the Statement of Policy referred to in the last paragraph of this letter. I have not been engaged to represent the Company in any pending or threatened litigation, claims or assessments coming within the scope of clause (a) of Paragraph 5 of the Statement of Policy referred to in the last paragraph of this letter.

The Company did not specify any matters contemplated by clauses (b) or (c) of Paragraph 5 of the ABA Statement of Policy. Therefore, 1 am not giving any opinion with respect to any contractually assumed obligation or any unasserted possible claim or assessment.

The information set forth herein is as of March 25, 2008, the date on which I commenced my internal review procedures for purposes of preparing this response, except as otherwise noted, and I disclaim any undertaking to advise you of changes which thereafter may be brought to my attention. This is also to advise you that the Company is not indebted to me as of December 31, 2007.

This response is limited by, and in accordance with, the ABA Statement of Policy Regarding Lawyers’ Responses to Auditors’ Requests for Information (December, 1975); without limiting the generality of the foregoing, the limitations set forth in such Statement on the scope and use of this response (Paragraphs 2 and 7) are specifically incorporated herein by reference, and any description herein of any “loss contingencies” is qualified in its entirety by Paragraph 5 of the Statement and the accompanying Commentary (which is an integral part of the Statement). Consistent with the last sentence of Paragraph 6 of the ABA Statement of Policy and pursuant to the Company’s request, this will confirm as correct the Company’s understanding as set forth in its audit inquiry to me, that whenever, in the course of performing legal services for the Company with respect to a matter recognized to involve an unasserted possible claim or assessment that may call for financial statement disclosure, I have formed a professional conclusion that the Company must disclose or consider disclosure concerning such possible claim or assessment, I, as a matter of professional responsibility to the Company, will so advise the Company and will consult with the Company concerning the question of such disclosure and the applicable requirements of Statement of Financial Accounting Standards No. 5.

Sincerely yours,

/s/ Joseph I. Emas
Joseph I. Emas